
NYSE

Axos Financial, Inc.
Investor Presentation

October 2019

NYSE: AX

axos™
Banking Evolved℠

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, projected consummation of pending acquisitions, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2019. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Axos' Business Model is Differentiated From Other Banks

Customer Acquisition	Sales	Servicing	Distribution
• Digital Marketing • Affinity and Distribution Partners • Data mining/target feeding direct marketing • Cross-sell	• Automated fulfillment • Inbound call center sales • Outbound call center sales • Minimal outside sales • Significant inside sales	• Self-service • Digital journey • Direct banker (call center)	• Balance sheet • Whole loan sales options • Securitization

Core Digital Capabilities

- **Data Driven Insight**
- **Integrated Customer Experience**
- **Digital Marketing**
- **Digitally Enabled Operations**
- **Next-Gen Technology**

Our Business Model is More Profitable Because Our Costs are Lower

As % of average assets	Axos[1] (%)	Banks Greater Than $10bn[2] (%)
Net interest income	3.85	2.98
Salaries and benefits	0.92	1.17
Premises, equipment and other non-interest expense	0.98	1.28
Total non-interest expense	**1.90**	**2.45**
Core business margin	**1.95**	**0.53**

1. For the three months ended 6/30/19 – the most recent data on FDIC website "Statistics on Depository Institutions Report" Axos Bank only, excludes Axos Financial, Inc. to compare to FDIC data. Data retrieved 09/18/2019.
2. All Commercial Banks by asset size. FDIC reported for three months ended 6/30/19. Total of 141 institutions >$10 billion. Data retrieved 09/18/2019.

Axos Financial's Three Business Segments Provide the Foundation For Sustained Long-Term Growth


Consumer Banking
Securities
Commercial Banking

Investment Thesis

- Diverse mix of asset, deposit, and fee income reduces risk and provides multiple growth opportunities in varying environments
- Differentiated retail digital strategy from "online savings banks" or fin-tech competitors
- Structural cost advantage vs. traditional banks
- Differentiated distribution strategy
- New business initiatives will generate incremental growth
- Universal Digital Banking Platform and Enterprise Technology stack provide operating leverage opportunity
- Technology synergies among business segments reduce overall cost of growth strategy

Fiscal 2019 Highlights Compared with Fiscal 2018

Asset Growth



$ Millions
15,000
10,000
5,000
0
9,540
17.6%
11,220
FY 2018
FY 2019

Deposit Growth



$ Millions
10,000
5,000
0
7,985
12.5%
8,983
FY 2018
FY 2019

Net Income



$ Millions
200
100
0
153.3*
152.4
12.2%
172.0*
155.1
FY 2018
FY 2019

Diluted EPS



$ Diluted EPS
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2.39*
2.37
15.1%
2.75*
2.48
FY 2018
FY 2019

Return on Equity = 17.08%*

Return on Assets = 1.68%*

* Adjusted earnings and adjusted earnings per diluted common share, non-GAAP measures, which excludes non-cash amortization expenses and non-recurring costs related to mergers and acquisitions, and other non-recurring costs. Without adjusted earnings, ROE was 15.40% and ROA was 1.51% based on GAAP earnings.

Diluted EPS and Return on Equity Have Been Consistently Strong

Diluted EPS (FY)



$ per share
3.0
2.5
2.0
1.5
1.0
0.5
0.0
21% CAGR
0.96
1.34
1.87
2.10
2.37
2.75**
2.48
2014
2015
2016
2017
2018
2019

	2014	2015	2016	2017	2018	2019
Book value per share	$6.33	$8.51	$10.73	$13.05	$15.24	$17.47

Return On Average Equity (FY)



%
20
15
10
5
0
17.89
18.34
19.43
17.78
17.05
17.08**
15.40
2014
2015
2016
2017
2018
2019

	2014	2015	2016	2017	2018	2019
Tier 1 leverage ratio*	8.7%	9.6%	9.1%	10%	9.4%	8.8%

*Tier 1 leverage ratio is for Axos Financial, Inc., except 2014 which is for Axos Bank
**Adjusted earnings and adjusted earnings per diluted common share, non-GAAP measures, which excludes non-cash amortization expenses and non-recurring costs related to mergers and acquisitions, and other non-recurring costs. Without adjusted earnings, Diluted EPS was $2.48 ROE was 15.40% based on GAAP earnings.

Net Interest Margin Has Been Stable/Rising Through a Variety of Interest Rate Cycles



Stable Net Interest Margin
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
3.92%
3.91%
3.95%
4.11%
4.07%
FY2015
FY2016
FY2017
FY2018
FY2019
Axos NIM - reported
Fed Funds

Axos is a Top Quartile Performer Versus Bank Peer Group

axos™

	Axos Bank	Peer Group	Percentile
ROAA	1.74%	1.03%	87%
Return on equity	20.15%	9.24%	91%
G&A	1.92%	2.61%	25%
Efficiency ratio	38.52%	65.21%	11%

The 91% on ROE means that the Bank outperformed 91% of all banks. The 25% G&A ranking means that only 25% of banks spend less on G&A than Axos. Peer group includes savings banks greater than $1 billion.

Source: Uniform Bank Performance Report (UBPR) as of 6/30/19; data retrieved 8/12/2019.
Note: Peer group is all savings banks with assets greater than $1 billion for quarter ended 6/30/2019.

Diverse Lending Businesses Across Banking and Securities Segments …

axos

Lending		$ Millions FY20 Q1
Single family	Gain-on-sale Mortgage Banking	$40
	Jumbo Mortgage	$4,175
	Warehouse Lending	$334
Commercial Real Estate	Multifamily	$1,831
	Small Balance Commercial	$344
C&I Lending	Lender Finance / Asset Backed Lending	$1,821
	Equipment Leasing	$169
	Factoring / Structured Settlements	$32
	CRE Specialty	$762
Securities	Margin Lending	$259
	Securities-Based Line of Credit (SBLoC)	$23
Consumer	Auto	$302
	Unsecured Lending / Overdraft	$43

Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Net Loan Portfolio – End of Last Five Quarters ($ in Thousands)



$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$-
$8,654,500
$9,017,550
$9,098,453
$9,382,124
$9,784,217
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020

Average Loan to Value					
Multifamily	53%	53%	53%	53%	53%
Single family	57%	57%	57%	57%	57%

Loan Origination Growth

Fiscal Year Loan Originations



$ Billions
8
7
6
5
4
3
2
1
0
21.6%
5-yr CAGR
3.0
1.1
2.3
4.3
1.0
3.3
5.0
1.4
3.6
5.6
1.4
4.2
7.5
1.6
5.9
8.4
1.5
6.9
2014
2015
2016
2017
2018
2019

	2015	2016	2017	2018	2019
Annual growth rate	*42.2%*	*15.6%*	*11.2%*	*34.7%*	*12.3%*

Loans for sale   Loans for investment

Future Plans

- Organic growth in existing business lines
  - Multifamily geographic expansion
  - Agency and jumbo mortgage channel expansion
  - Small Balance Commercial Real Estate expansion
  - Large Balance Commercial / Specialty Real Estate expansion
- Additional C&I verticals/product expansion
- Retail auto lending launch
- RIA M&A and succession lending

Diversified Deposit Businesses

axos™

Deposit

	Key Elements
Consumer direct	Full service digital banking, wealth management, and securities trading*
Distribution Partners	Exclusive relationships with significant brands, groups, or employers Exclusive relationships with brokers and financial planners through Axos Clearing and Axos Advisor
Small business banking	Business banking with simple suite of cash management services
Commercial/ Treasury Management	Full service treasury/cash management Team enhancements and geographic expansion Bank and securities cross-sell
Axos Securities	Broker-dealer client cash Broker-dealer reserve accounts
Specialty deposits	Fiduciary services for trustees 1031 exchange firms Title and escrow companies HOA and property management
Fiduciary Services	Serves 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship Software allows servicing of SEC receivers and non-chapter 7 cases

*Mid-2020 Expected Launch

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits


June 30, 2013
100% of Deposits = $2.1 billion
Checking and other demand deposits
19%
Time deposits
50%
31%
Savings
September 30, 2019
100% of Deposits = $9.2 billion
Savings – IRA
Time deposits
4%
26%
Checking and other demand deposits
43%
Savings
27%

Checking Growth (6/2013 - 9/2019) = 904%

Savings Growth (6/2013 - 9/2019) = 290%

Axos Customer Base and Deposit Volume is Well Distributed Throughout the United States



Montana
North Dakota
South Dakota
Minnesota
Idaho
Wyoming
Nevada
Utah
United States
Texas
New Mexico
New Brunswick
Maine
New Hampshire
Massachusetts
Rhode Island
New Jersey
Delaware
Maryland
District of Columbia
Baja California
Sonora
Chihuahua
Coahuila
Baja California Sur
Nuevo León
Sinaloa
Durango
Average Deposit Balance
100
500
1000
2500
5000
10000
25000
100000
250000
Number of Accounts
1
10
25
50
90

Axos Deposits Have National Reach With Customers in Every State

Commercial Loans and Deposits
4 years of growth



Spot Balance ($BN's)
$5
$4
$3
$2
$1
$0
$4.45
$3.21
21%
25%
$1.73
$1.08
2015
2019
Loans
Deposits

Loan Growth Drivers

- Product Expansion
- Repeating Client Relationships
- Reputation for Reliable Execution

Deposit Growth Drivers

- Service to Specialty Verticals
- Technology and Application Integration
- Reposition as Commercial Banker

Core Deposit Growth Was Sufficiently Strong To Grow Overall Deposits While Changing The Deposit Mix

Deposit Growth



$ Millions
24.2%
5-yr CAGR
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,042
4,452
6,044
6,900
7,985
8,983
2014
2015
2016
2017
2018
2019

	2014	2015	2016	2017	2018	2019
% CDs[1]	26%	18%	17%	12%	25%	26%
% Borrowings[2]	24%	15%	12%	9%	6%	6%

Future Plans

- Enhanced digital marketing automation integrated to outbound sales group
- Products and technology integration targeted to specific industry groups
- Create differentiated consumer and business banking platform
- Enhanced focus on customer service and user experience
- Leverage existing and create new distribution partnerships to reduce acquisition cost and leverage external brands

[1] as a % of total deposits
[2] as a % of total liabilities

Diversified Fee / Non-Interest Income

axos

Fee Income		% Fee Income FY 2019*	% Fee Income FY 2018*
Mortgage Banking	Agency Jumbo Multifamily	6%	19%
Gain on Sale – Other	Structured Settlement Other	7%	8%
Deposit/ Service Fees	Cash/Treasury Management Consumer Deposit Payments	28%	21%
	Tax Prepaid	38%	46%
Prepayment Fee		7%	6%
Broker-Dealer		14%	0%

*Excludes securities income

Our Strategic Partnership with H&R Block

axos™

H&R Block Overview

- Approximately 10,000 U.S branches
- Files 1 in every 7 U.S. tax returns
- 19.7 million U.S. tax returns per year
- 83% of customers receive a refund
- 35% franchise-owned
- Approximately 2,400 employees
- 55 million visits per year on HRB website
- Social media
  - 28,600 Twitter followers
  - 463,000 Facebook fans
  - 1.7 million views on YouTube

Products for 2020 Tax Season

- Refund Transfer
- Emerald Advance Unsecured Loan
- Emerald Prepaid Card
- Refund Advance Interest-Free Loan
  - Axos is exclusive provider for 2020 tax season
  - Axos provides credit underwriting, loan origination, funding and loan servicing
  - Interest-free loan is repaid using borrower's tax refund proceeds
  - Axos' profits will depend on origination volume and actual credit losses

Axos Securities Overview

Monetizing synergies by integrating Banking products and services to Securities customers, RIAs, and IBDs

Axos Securities		
	Axos Clearing Securities Clearing & Custody	**62 IBDs 110,000 Clients**
	Axos Invest Digital Wealth & Personal Financial Management	**24,000 Clients**
	Axos Trading[1] Self-Directing Trading	**Expected Launch June 2020**

Access to ~135,000 Clients

Consumer Banking
- Consumer Deposit Accounts
- ODL/Margin Accounts
- Jumbo Single Family Mortgage Loans

Commercial Banking
- Securities-Backed Lines of Credit
- Cash Management
- Commercial Property Refinancing

Digital Solutions
- Universal Digital Platform
- Account Opening Platform

[1] Target "go-live" June, 2020

Securities Strategy

Leveraging Bank's existing digital platforms allows for a unique integrated and flexible Banking and Securities product features


Onboard Clients Faster
"Single-Pane"
Rich Banking and Securities features
Independent RIAs
Introducing Broker-Dealers
Self-Directed Trading
End Clients
Universal Enrollment Platform
Universal Digital Bank Platform
TRADING
WEALTH
BANKING
CUSTODY

Secular Industry Trends Provide Opportunities for Axos

axos™

Fee Compression for Active and Passive Investment Managers

- RIAs needs to reduce costs and streamline back-office ops
- Automation frees up > time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors

- Axos to provide bundled securities clearing, custody and banking services
- Target small and medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population Is Driving Consolidation and Succession Planning

- Axos to provide succession-based and M&A financing to RIAs and IBDs
- Nation-wide footprint and industry focus are competitive advantages

Digitization of Wealth Management

- Axos will offer direct-to-consumer and private label robo advisory solutions to individuals and independent RIAs

Business Segment Overview – Axos Invest

axos™

Core Services	▪ Free financial digital advisor that helps clients achieve their goals by automating the financial planning process. ▪ Provides premium packages for clients who want additional value beyond our core services.
Customer Behavior	▪ **High Conversion Rates** – Platform has been able to sustain 20% conversion rate with low client attrition. ▪ **Low Acquisition Costs**– Compared to industry standards, historic acquisition costs have sub – $50/per client (funded account). ▪ **Sticky Accounts** – Clients trust our advice with 49% following our recommendations within first week.
Customer Served	▪ Do-It-Yourself Mass Market

24,000+ sticky customer accounts with opportunities to cross-sell banking and premium services

Monetize Clients by Leveraging Data and Personalization at Key Event-Driven Decision Points

axos

INTEGRATED FINANCIAL PRODUCTS

SEEK WISEBANYAN GUIDANCE



MILESTONES
New Home
100%
$54,829.19
Value
$550.00
Weekly
JUN
2019
New Car
45%
$900.00 Weekly
APR
2056
Retirement
7%
$100.00 Weekly
OVERVIEW
PLANNING
FUNDING
INVITE
PACKAGES

\+



WiseBanyan
Overview
Planning
Funding
Packages
Get $2,500
LW
Find Your Balance
Keep your mortgage payments as comfortable as your new home.
EST. MONTHLY PAYMENTS
$1,975.86
% OF INCOME
13.94%
Home Purchase Price: $440,000
$40K
$1M
$3M
$5M
Next
What's going on?

=

49%

OF RECOMMENDATIONS COMPLETED IN 1 WEEK

Our recommendation engine already has the capability to integrate a wide variety of financial offerings: savings, credit, purchases, and more

Key Goals of Universal Digital Bank

Personalization	› Increase chance of offering right product at the right time and place › Personalization is the right antidote for too much choice, too much content, and not enough time
Self-Service	› Eventual artificial intelligence tools assist sale of banking products such as deposits, loans, and mortgages › Products optimized by channel, recipient and journey › Self service saves time and cost (e.g., activate and de-activate debit-card in platform, send wires via self-service)
Facilitate Partnerships	› Easy integration of third-party features (e.g., biometrics) › Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party › Enable creative customer acquisition partners
Customizable Experience	› Provide holistic and interactive and intuitive design experience › Integrate online experience with other channels
Cross-Sell	› Artificial intelligence and big data credit models enable quick credit decisions › Customized product recommendations based upon analytical determination of need

Personalization Solution Will Increase Consumer Engagement and Lifetime Value

Goal is to present customers with customized and relevant offers at the right time via the right channel



Target unknown prospects and lookalikes
Establish a central hub for customer information needed to identify + prioritize relevant opportunities
audience studio (DMP)
Cross Sell Engine
salesforce
Ad Networks
sitecore
CMS
Contact customers via marketing automation solutions
marketing cloud
Online Banking
Websites
Enrollment
Mobile App
Present relevant personalized content across digital properties

As We Fully Digitize All Front-End Customer Interactions, Operational Efficiency Gains Also Become Possible

axos™

Online Banking Customer Interaction

- Provide compelling customer value proposition to use online banking
- Intelligent, personalized, automated campaigns to develop customer confidence in our messages
- Utilization of multiple channels to deliver information that reflects customer preferences

Customer Self Service

- Expand digital channels and leverage omnichannel AI Hub across multiple channels, to streamline interactions
  - Easy to use self help via intelligent, automated platforms such as conversational.ai to make it easy to get what's wanted, when it's wanted, anytime, anywhere
  - Customer seamlessly switches from one channel to another e.g. IVR, Chatbot, Facebook Messenger, etc.

Operational Efficiency

- Customer centric operational efficiencies reduce cost, while accelerating delivery of customer requests
- Efficiencies are delivered using tools such as our robotic process automation platform, or low code platform to automate high volume, repetitive processes

Holistic Credit Risk Management

axos™

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities

Credit Monitoring & Oversight

Loan Life Cycle	Set Appetite	Originations	Portfolio Management	Reporting	Special Assets
Axos Credit Objectives	Establish Credit Framework and Culture	Safe Growth	Monitor Assets Throughout Life Cycle	Data-Driven Decision Making	Mitigate Problem Loans
Example of Credit Tools	• Board of Directors • Annual Strategic Plan • Corporate Governance • Policies & Approval Authorities	PCLENDER THE TOTAL MORTGAGE SOLUTION CLOS CoStar Group RIMS exactbid	iRisk LERETA	REIS Microsoft SQL Server	iRisk LERETA

Credit Tools list is a sampling and is not purported to be comprehensive.

Annualized Charge-offs (Recoveries) to Average Loans Outstanding



%
0.20
0.15
0.10
0.05
0.00
-0.05
0.03
-0.01
-0.01
0.06
0.01
0.19
0.02
0.19
0.06
FY15*
FY16**
FY17
FY18
FY19
With HRB
Without HRB

*For FY15, there were no co-branded HRB products.
**For FY16, there were no HRB related charge-offs with $16M of annual average loan balances.

Contact Information

Greg Garrabrants, President and CEO
Andy Micheletti, EVP/CFO

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, VP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com